UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM U-9C-3

QUARTERLY REPORT PURSUANT TO RULE 58

FOR THE QUARTER ENDED

September 30, 2002

NATIONAL GRID USA

25 Research Drive, Westborough, MA 01582

NATIONAL GRID USA
For The Quarter Ended September 30, 2002

ITEM 1 - ORGANIZATION CHART

Name of Reporting Company	Energy or Gas-Related Companyx	Date of Organization	State of Organization	Percentage of Voting Securities Held	Nature of Business
New England Energy Incorporated/National Grid USA	Energy	11/20/72	MA	100	New England Energy Incorporated (NEEI) participated (principally through a partnership with a nonaffiliated oil company) in domestic oil and gas exploration, development, and production and the sale to New England Power Company of fuel purchased in the open market. Effective 1/1/98, NEEI sold its oil and gas properties and ceased its participation in domestic oil and gas exploration, development, and production. This company is presently inactive.
Wayfinder Group, Inc./National Grid USA	Energy	01/13/92	MA	100	Wayfinder Group, Inc. provides energy-related products and services.
National Grid Transmission Services Corporation/National Grid USA	Energy	05/01/00	MA	100	National Grid Transmission Services Corporation's purpose is to provide technical, management, development, engineering, and other similar services relating to electric power transmission.
NEWHC, Inc./Wayfinder Group, Inc./National Grid USA	Energy	05/25/90	MA	100	On September 19, 1999, NEWHC, Inc. sold substantially all of its assets to Duperey Investments, Inc., an unaffiliated company. This company is presently inactive.

NATIONAL GRID USA
For The Quarter Ended September 30, 2002

ITEM 1 - ORGANIZATION CHART (continued)

AEMC, L.L.C./NEES Energy, Inc./National Grid USA.	Energy	04/23/98	DE	100	AllEnergy Marketing Co., L.L.C. changed its name to AEMC, L.L.C. (AEMC) effective August 24, 2001. AEMC's principal purpose was to sell energy and provide a range of energy-related services including, but not limited to, marketing, brokering and sales of energy, audits, fuel supply, repair, maintenance, construction, design, engineering, and consulting. On January 2, 2001, AEMC completed the last of a series of sales, comprising substantially all of its business operations, to independent third parties. This company is presently inactive.
STI Holding, Inc./Wayfinder Group, Inc./National Grid USA	Energy	03/28/89	DE	3.96	This company produces concrete using fly ash waste from coal-fired generating plants. During the quarter, Wayfinder Group, Inc. sold its equity interest in this company to an unaffiliated third party.
STI Holding, Inc./EUA Energy Investment Corp./National Grid USA	Energy	03/28/89	DE	6.84	This company produces concrete using fly ash waste from coal-fired generating plants. The interest in this company was indirectly acquired by National Grid USA on April 19, 2000. During the quarter, EUA Energy Investment Corp sold its equity interest in this company to an unaffiliated third party.

NATIONAL GRID USA
For The Quarter Ended September 30, 2002

ITEM 1 - ORGANIZATION CHART (continued)

NeXus Energy Software, Inc./Wayfinder Group, Inc./National Grid USA	Energy	05/19/97	MA	9.9	NeXus Energy Software, Inc.'s purpose is to develop, implement, produce, market, and sell software for application in the energy conservation industry.
GridAmerica Holdings LLC/ National Grid USA	Energy	08/27/02	DE	100	GridAmerica Holdings LLC's purpose is to hold interests in companies that provide engineering and consulting services in connection with the participation of transmission owners in the Midwest ISO.
GridAmerica LLC/ GridAmerica Holdings LLC /National Grid USA	Energy	08/27/02	DE	100	GridAmerica LLC's purpose is to provide engineering and consulting services in connection with the participation of transmission owners in the Midwest ISO. This company has not yet commenced performing services.

NATIONAL GRID USA
For The Quarter Ended September 30, 2002

ITEM 1 - ORGANIZATION CHART (continued)

*The following companies were indirectly acquired by National Grid USA on April 19, 2000, in connection with the merger of Eastern Utilities Associates into National Grid USA.*

Name of Reporting Company	Energy or Gas-Related Company	Date of Organization	State of Organization	Percentage of Voting Securities Held	Nature of Business
EUA Energy Investment Corp./National Grid USA	Energy	12/15/87	MA	100	EUA Energy Investment Corp. (EUA Energy) was initially formed to engage in the business of identifying, evaluating, investing in or participating in the ownership, operation and maintenance of cogeneration and small power production facilities and other energy-related or energy conservation ventures. EUA Energy does not plan to invest in any further business development opportunities and is currently divesting its remaining investment projects.
EUA Bioten, Inc./EUA Energy Investment Corp./National Grid USA	Energy	06/26/95	MA	100	EUA Bioten, Inc. was initially formed to engage in the development and commercialization of biomass-fired combustion turbine power generation facilities. Substantially all of its assets have been sold, and this company is presently inactive.
Bioten Operations, Inc./EUA Bioten, Inc./EUA Energy Investment Corp./National Grid USA	Energy	06/26/95	TN	100	Bioten Operations, Inc. held interests in a biomass commercial demonstration plant (which is a Qualifying Facility). The company sold its interests in the demonstration plant effective September 26, 2001. This company is presently inactive.
EUA FRC II Energy Associates/EUA Energy Investment Corp./National Grid USA	Energy	09/19/89	MA	100	EUA FRC II Energy Associates engaged in cogeneration projects throughout the United States. This company is presently inactive.

NATIONAL GRID USA
For The Quarter Ended September 30, 2002

ITEM 1 - ORGANIZATION CHART (continued)

**The following companies were indirectly acquired by National Grid USA on January 31, 2002.**

Niagara Mohawk Energy, Inc./Opinac North America, Inc.,/Niagara Mohawk Holdings, Inc./National Grid USA	Energy	05/05/94	DE	100	Niagara Mohawk Energy, Inc. (NME), is an energy related services company holding a 25 percent and 26 percent ownership interest in Telergy Central LLC and Direct Global Power, respectively. Telergy Central LLC, an exempt telecommunications company (ETC), is engaged in the development, deployment and operation of a fiber optic network and telecommunications generally. Telergy Central LLC is also in liquidation, under chapter 7 of the US Bankruptcy Code. Direct Global Power is engaged in the development of photovoltaic and other renewable energy products. Niagara Mohawk Holdings, Inc. wrote off its investment in NME at the time of the merger with National Grid USA.
NM Uranium, Inc./Niagara Mohawk Power Corporation/Niagara Mohawk Holdings, Inc./National Grid USA	Energy	04/26/76	TX	100	NM Uranium, Inc. owns a 50 percent interest in a closed uranium mining facility in Live Oak, Texas that is in the process of reclamation and restoration. The mine was formerly a source of fuel for Niagara Mohawk's nuclear plants. The company is presently inactive.
Direct Global Power/Niagara Mohawk Energy, Inc./Opinac North America, Inc./ Niagara Mohawk Holdings, Inc./National Grid USA	Energy	11/01/96	DE	26	Direct Global Power is engaged in the development of photovoltaic and other renewable energy products. The Company sells proprietary solar electric products and systems. Niagara Mohawk Holdings, Inc. previously wrote off its interest in Direct Global Power.
eVionyx/Opinac North America, Inc./Niagara Mohawk Holdings, Inc./National Grid USA	Energy	08/18/95	DE	16	eVionyx is engaged in the research and development of new fuel cell and battery technology. Niagara Mohawk Holdings, Inc. wrote off its investment in eVionyx at the time of the merger with National Grid USA.

NATIONAL GRID USA
For The Quarter Ended September 30, 2002

ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS

Company Issuing Security	Type of Security Issued	Principal Amount of Security	Issue Or Renewal	Cost of Capital	Person to Whom Security Was Issued	Collateral Given with Security	Consideration Received for Each Security
None

NATIONAL GRID USA
For The Quarter Ended September 30, 2002

ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS (cont'd.)

       (expressed in millions, rounded to hundred thousands of dollars)

Company Contributing Capital	Company Receiving Capital	Amount of Capital Contribution
National Grid USA	Wayfinder Group, Inc.	$ (1.4)

NATIONAL GRID USA
For The Quarter Ended September 30, 2002

ITEM 3 - ASSOCIATE TRANSACTIONS (expressed in millions, rounded to hundred thousands of dollars)

Part I - Transactions performed by reporting companies on behalf of associate companies

Reporting Company Rendering Services	Associate Company Receiving Services	Types of Services Rendered	Direct Costs Charged	Indirect Costs Charged	Cost of Capital	Total Amount Billed
None

Part II - Transactions performed by associate companies on behalf of reporting companies

Associate Company Rendering Services	Reporting Company Receiving Services	Types of Services Rendered	Direct Costs Charged	Indirect Costs Charged	Cost of Capital	Total Amount Billed
National Grid USA Service Co., Inc.	EUA Energy Investment Corporation	Miscellaneous (2)	(1)	(1)	(1)	(1)
National Grid USA Service Co., Inc.	National Grid Transmission Services Corp.	Miscellaneous (2)	(1)	(1)	(1)	(1)
National Grid USA Service Co., Inc.	Wayfinder Group, Inc.	Miscellaneous (2)	(1)	(1)	(1)	(1)
Niagara Mohawk Power Corporation	Niagara Mohawk Energy, Inc.	Miscellaneous (2)	(1)			(1)

(1)  Amounts are below $100,000.
(2)  Represents administrative services totaling less than $100,000 in aggregate.

NATIONAL GRID USA
At September 30, 2002

ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT

       (expressed in millions, rounded to hundred thousands of dollars)

Investment in energy-related companies:
Total consolidated capitalization as of September 30, 2002		$13,029.0	(1)line 1
Total capitalization multiplied by 15 percent (line 1 multiplied by 0.15)		1,954.4	line 2
Greater of $50 million or line 2		1,954.4	line 3
Total current aggregate investment: (categorized by major line of energy-related business)
Energy-related consulting services	$ 0.8
Energy software	2.2
Ownership, operation, and maintenance of Qualifying Facilities	28.8
Total current aggregate investment		$ 31.8	line 4
Difference between the greater of $50 million or 15 percent of capitalization and the total aggregate investment of the registered holding company system
(line 3 less line 4)		$1,922.6	line 5

(1)     Consolidated capitalization includes total common equity, cumulative preferred stock, long-term debt (including long-term debt due within one year), and short-term debt.

NATIONAL GRID USA
For The Quarter Ended September 30, 2002

ITEM 5 - OTHER INVESTMENTS

        (expressed in millions, rounded to hundred thousands of dollars)

Major Line or Energy-Related Business	Other Investment in Last U-9C-3 Report	Other Investment in U-9C-3 Report	Reason for Difference in Other Investment
Energy-related consulting services	$8.0	$ 8.0
Ownership, operation, and maintenance of Qualifying Facilities	$26.7	$26.7

Investments for these reporting entities prior to March 1997 were excluded from aggregate investment in Item 4.

ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS

(A)     Exhibits

        10(g)     Certificate stating that a copy of the report for the previous quarter has been filed with interested state commissions.

(B)     Financial Statements*

        1-A     National Grid USA and Subsidiaries Statements of Consolidated Income for the quarter and six months ended September 30, 2002

        1-B     National Grid USA and Subsidiaries Consolidated Balance Sheet at September 30, 2002

        2-A     Wayfinder Group, Inc. Statements of Income for the quarter and six months ended September 30,
                 2002

        2-B     Wayfinder Group, Inc. Balance Sheet at September 30, 2002

        3-A     National Grid Transmission Services Corporation Balance Sheet at September 30, 2002

        4-A     EUA Energy Investment Corporation Statements of Income for the quarter and six months ended
                        September 30, 2002

        4-B     EUA Energy Investment Corporation Balance Sheet at September 30, 2002

(C)     Notes

  (1)     Financial statements for STI Holding, Inc., NeXus Energy Software, Inc., Direct Global Power, and eVionyx are not provided as the ownership interest in each of the entities is less than 50 percent and such financial statements are not available as of the filing date. Additionally, Niagara Mohawk Holdings, Inc. wrote off its investments in Direct Global Power and eVionyx.

  (2)     National Grid Transmission Services Corporation Income Statement actuals are less than $100,000 and are therefore not reported.

  (3)     NEWHC, Inc., AEMC, L.L.C., Bioten Operations, Inc., EUA FRC II Energy Associates, and NM Uranium, Inc. are inactive companies and therefore no financial statements are provided. New England Energy Incorporated (NEEI) is presently inactive and has no Income Statement activity. NEEI's Balance Sheet at September 30, 2002 is a $0 balance; therefore, no separate financial statement is provided. Niagara Mohawk Holdings, Inc. wrote off its investments in Niagara Mohawk Energy, Inc. at the time of the merger with National Grid USA and therefore no financial statements are provided for Niagara Mohawk Energy, Inc.

  (4)     GridAmerica Holdings LLC and GridAmerica LLC were recently formed on August 27, 2002. There are no financial statements available for these entities as of the filing date.

     * Financial Statements are being filed separately pursuant to a request for confidential treatment.

SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.

NATIONAL GRID USA

     s/ John G. Cochrane
By __________________________________
John G. Cochrane, Senior Vice President and
Chief Financial Officer

Date:   November 26, 2002

EXHIBIT INDEX

Exhibit No.	Description	Page
10(g)	Certificate stating that a copy of the report for the previous quarter has been filed with interested state commissions.	Filed Herewith
Financial Statement No.	Description	Page
1-A	National Grid USA and Subsidiaries Statements of Consolidated Income for the quarter and six months ended September 30, 2002	Filed Separately
1-B	National Grid USA and Subsidiaries Consolidated Balance Sheet at September 30, 2002	Filed Separately
2-A	Wayfinder Group, Inc. Statements of Income for the quarter and six months ended September 30, 2002	Filed Separately
2-B	Wayfinder Group, Inc. Balance Sheet at September 30, 2002	Filed Separately
3-A	National Grid Transmission Services Corporation Balance Sheet at September 30, 2002	Filed Separately
4-A	EUA Energy Investment Corporation Statements of Income for the quarter and six months ended September 30, 2002	Filed Separately
4-B	EUA Energy Investment Corporation Balance Sheet at September 30, 2002	Filed Separately
Note: Financial Statements are being filed separately pursuant to a request for confidential treatment.

CERTIFICATE

     A copy of the Form U-9C-3 report for the previous quarter (quarter ended September 30, 2002) has been filed with the interested state commissions in accordance with Rule 58 under the Public Utility Holding Company Act of 1935.

     The names and addresses of such state commissions are as follows:

     Mary L. Cottrell, Secretary
     Massachusetts Department of
     Telecommunications and Energy
     1 South Station, 2nd Floor
     Boston, MA 02110

     Ms. Debra Howland
     Assistant Executive Director
     New Hampshire Public Utilities Commission
     8 Old Suncook Road
     Concord, New Hampshire 03301

     Hon. Janet Hand Deixler, Secretary
     State of New York
     Public Service Commission
     Three Empire State Plaza, 19th Floor
     Albany, NY 12223-1350

     Mrs. Luly Massaro, Clerk
     Rhode Island Public Utilities Commission
     89 Jefferson Boulevard
     Warwick, Rhode Island 02888-1046

SIGNATURE

     NATIONAL GRID USA

          s/ John G. Cochrane
     By ___________________________
     Name:  John G. Cochrane
     Title:  Senior Vice President and Chief Financial Officer

     Date:    November 26, 2002